UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Bentley Systems, Incorporated
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

08265T 208
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08265T 208

1.	Name of Reporting Person: Marie Therese Verdugo Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: 28,266,980 (1)

		6.	Shared Voting Power: 315,702 (2)

		7.	Sole Dispositive Power: 28,266,980 (1)

		8.	Shared Dispositive Power: 315,702 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,582,682 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.1% (3)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned reflects common stock owned directly by five family trusts of which the Reporting Person is trustee.

(2)	Reflects 315,702 shares of Class B common stock held jointly with the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of any other shares of Class B common stock beneficially owned by her spouse.

(3)	Based on 284,354,543 shares Class B common stock outstanding as of as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 7, 2023. There were 11,567,627 shares of Class A common stock outstanding as of December 31, 2023. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. The percentage reported excludes the Class A common stock. After giving effect to the 29 to 1 voting power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, the Reporting Person has sole or shared voting power with respect to 4.6% of the Issuer’s common stock and sole or shared dispositive power with respect to 9.7% of the Issuer’s common stock.

Item 1.

	(a)	Name of Issuer: Bentley Systems, Incorporated
	(b)	Address of Issuer’s Principal Executive Offices: 685 Stockton Drive Exton, PA 19341
Item 2.

	(a)	Name of Person Filing: Marie Therese Verdugo Bentley
(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

c/o Bentley Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania 19341.

	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class B Common Stock
	(e)	CUSIP Number: 08265T 208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 284,354,543 shares of Class B common stock outstanding as of as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

(a)	Amount Beneficially Owned: 28,582,682 (1)(2)

(b)	Percent of Class: 10.1%[1]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 28,266,980

(ii)	Shared power to vote or to direct the vote: 315,702

(iii)	Sole power to dispose or to direct the disposition of: 28,266,980

(iv)	Shared power to dispose or to direct the disposition of: 315,702

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

[1] Based upon 284,354,543 shares of Class B common stock outstanding as of as of October 31, 2023, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 7, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024	/s/ Marie Therese Verdugo Bentley
Marie Therese Verdugo Bentley